UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

______________________________________________________________________________


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                         CHARTER COMMUNICATIONS, INC.
                         ----------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.001 par value
              ---------------------------------------------------
                        (Title of Class of Securities)


                                   16117M107
                             --------------------
                                (CUSIP Number)


                               December 31, 2005
                             --------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                              [   ]  Rule 13d-1(b)

                              [ X ]  Rule 13d-1(c)

                              [   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 8 Pages

                                 SCHEDULE 13G

CUSIP No.:   16117M107                                       Page 2 of 8 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      GLENVIEW CAPITAL MANAGEMENT, LLC
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a)  [ ]

      (b)  [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      Delaware
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         18,022,900
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    18,022,900
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      18,022,900
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.2% based on 348,576,466 shares of Class A Common Stock outstanding as of September 30, 2005.
...............................................................................
12.   Type of Reporting Person:

      OO

                                 SCHEDULE 13G

CUSIP No.:   16117M107                                       Page 3 of 8 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      GLENVIEW CAPITAL GP, LLC
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a)  [ ]

      (b)  [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      Delaware
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         18,022,900
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    18,022,900
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      18,022,900
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.2% based on 348,576,466 shares of Class A Common Stock outstanding as of September 30, 2005.
...............................................................................
12.   Type of Reporting Person:

      OO

                                 SCHEDULE 13G

CUSIP No.:   16117M107                                       Page 4 of 8 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      LAWRENCE M. ROBBINS
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a)  [ ]

      (b)  [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      United States of America
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         18,022,900
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    18,022,900
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      18,022,900
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.2% based on 348,576,466 shares of Class A Common Stock outstanding as of September 30, 2005.
...............................................................................
12.   Type of Reporting Person:

      IA

                                                             Page 5 of 8 Pages

Item 1(a).      Name of Issuer:

                Charter Communications, Inc. (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                12405 Powerscourt Drive, St. Louis, Missouri, 63131.

Item 2(a).      Name of Person Filing

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i)    Glenview Capital  Management,   LLC  ("Glenview  Capital
                      Management");

                ii)   Glenview Capital GP, LLC ("Glenview Capital GP"); and

                iii)  Lawrence M. Robbins ("Mr. Robbins").

                This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"),
Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

                Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).      Address of Principal Business Office or, if None, Residence

                The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 399 Park Avenue, Floor 39, New York, New York 10022.

                                                             Page 6 of 8 Pages

Item 2(c).      Citizenship

                i)    Glenview   Capital  Management  is  a  Delaware  limited
                      liability company;

                ii) Glenview Capital GP is a Delaware limited liability company; and

                iii)  Mr.   Robbins  is  a  citizen  of  the  United States of
                      America.

Item 2(d).      Title of Class of Securities:

                Common Stock, $.001 par value per share (the "Shares")

Item 2(e).      CUSIP Number:

                16117M107

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a)       Amount Beneficially Owned:

                As of February 14, 2006, each of the Reporting Persons may be deemed to be the beneficial owner of 18,022,900 Shares. This amount consists of: (A) 963,826 Shares held for the account of Glenview Capital Partners; (B) 11,087,495 Shares held for the account of Glenview Capital Master Fund; (C) 5,402,879 Shares held for the account of Glenview Institutional Partners; (D) 444,072 Shares held for the account of GCM Little Arbor Master Fund, (E)
117,053 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 7,575 Shares held for the account of GCM Little Arbor Partners.

Item 4(b)       Percent of Class:

                The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 5.2% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed 10-Q, there were approximately 348,576,466 shares of Class A Common Stock outstanding as of September 30, 2005).

Item 4(c)       Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP, and Mr. Robbins:
------------------------------------------------------------------

(i)   Sole power to vote or direct the vote:                                 0

(ii)  Shared power to vote or direct the vote:                      18,022,900

(iii) Sole power to dispose or direct the disposition of:                    0

(iv)  Shared power to dispose or direct the disposition of:         18,022,900

                                                             Page 7 of 8 Pages

Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable

Item 6.         Ownership  of  More  than  Five  Percent on  Behalf of Another
                Person:

                This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                See disclosure in Item 2 hereof.

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 8 of 8 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006              GLENVIEW CAPITAL MANAGEMENT, LLC


                                     By: /s/ Lawrence M. Robbins
                                         ---------------------------
                                     Name:   Lawrence M. Robbins
                                     Title:  Chief Executive Officer

Date: February 14, 2006              GLENVIEW CAPITAL GP, LLC


                                     By:  /s/ Lawrence M. Robbins
                                          --------------------------
                                     Name:   Lawrence M. Robbins
                                     Title:  Chief Executive Officer

Date: February 14, 2006              LAWRENCE M. ROBBINS


                                     /s/ Lawrence M. Robbins
                                     -----------------------